

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 20, 2007

Mr. John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
4510 Lamesa Highway
Snyder, TX 79549

> **Re:** **Patterson-UTI Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 000-22664**

Dear Mr. Vollmer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief